Filed Pursuant to Rule 424(b)(2)
Registration No. 333-216286

PRICING SUPPLEMENT No. PS-465 dated December 12, 2018 (To Prospectus Supplement dated November 6, 2018 and Prospectus dated March 28, 2017)

Canadian Imperial Bank of Commerce
$18,915,000
Senior Global Medium-Term Notes
Digital SPDR® S&P® Oil & Gas Exploration & Production ETF-Linked Notes due June 16, 2020

The notes do not bear interest. The amount that you will be paid on your notes on the stated maturity date (June 16, 2020, subject to adjustment) is based on the performance of the SPDR® S&P® Oil & Gas Exploration & Production ETF (the “ETF”) as measured from the trade date to and including the determination date (June 12, 2020, subject to adjustment). If the final ETF level on the determination date is greater than or equal to 85.00% of the initial ETF level ($30.63, which was the actual closing level of the ETF on the trade date), you will receive the maximum settlement amount ($1,195.00 for each $1,000 face amount of your notes). If the final ETF level declines by more than 15.00% from the initial ETF level, the return on your notes will be negative.

The return on your notes is linked to the performance of the ETF, and not to that of the S&P Oil & Gas Exploration & Production Select Industry Index (the “underlying index”) on which the ETF is based. The ETF follows a strategy of “representative sampling,” which means the ETF’s holdings are not the same as those of the underlying index. The performance of the ETF may significantly diverge from that of the underlying index.

To determine your payment at maturity, we will calculate the ETF return, which is the percentage increase or decrease in the final ETF level from the initial ETF level. On the stated maturity date, for each $1,000 face amount of your notes, you will receive an amount in cash equal to:

•                  if the ETF return is greater than or equal to -15.00% (i.e. the final ETF level is greater than or equal to 85.00% of the initial ETF level), the maximum settlement amount; or

•                  if the ETF return is negative and is below -15.00% (i.e. the final ETF level is less than the initial ETF level by more than 15.00%), the sum of (i) $1,000 plus (ii) the product of (a) approximately 1.1765 times (b) the sum of the ETF return plus 15.00% times (c) $1,000.

The notes have complex features and investing in the notes involves risks not associated with an investment in conventional debt securities. See “Additional Risk Factors Specific to Your Notes” herein on page PRS-10.

Our estimated value of the notes on the trade date, based on our internal pricing models, is $978.10 per note. The estimated value is less than the initial issue price of the notes. See “The Bank’s Estimated Value of the Notes” in this Pricing Supplement.

	Initial Issue Price	Price to Public	Agent’s Commission	Proceeds to Issuer
Per Note	$1,000.00	100.00%	1.33%*	98.67%*
Total	$18,915,000.00	$18,915,000.00	$251,569.50	$18,663,430.50

* The price to the public for certain investors will be 98.67% of the face amount, reflecting a foregone agent’s commission with respect to such notes.  See “Supplemental Plan of Distribution (Conflicts of Interest)” herein.

The notes are unsecured obligations of Canadian Imperial Bank of Commerce and all payments on the notes are subject to the credit risk of Canadian Imperial Bank of Commerce. The notes will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation or any other government agency or instrumentality of Canada, the United States or any other jurisdiction. The notes are not bail-inable notes (as defined on page S-2 of the prospectus supplement).

Neither the United States Securities and Exchange Commission (the “SEC”) nor any state or provincial securities commission has approved or disapproved of these securities or determined if this Pricing Supplement or the accompanying Product Supplement No. 7, accompanying General Terms Supplement No. 1, accompanying Prospectus Supplement and accompanying Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The issue price, agent’s commission and net proceeds listed above relate to the notes we will sell initially.  We may decide to sell additional notes after the date of this Pricing Supplement, at issue prices and with agent’s commissions and net proceeds that differ from the amounts set forth above.  The return (whether positive or negative) on your investment will depend in part on the issue price you pay for your notes.

CIBC World Markets Corp. or one of our other affiliates may use this Pricing Supplement in a market-making transaction in a note after its initial sale. Unless we or our agent informs the purchaser otherwise in the confirmation of sale, this Pricing Supplement is being used in a market-making transaction.

We will deliver the notes in book-entry form through the facilities of The Depository Trust Company (“DTC”) on December 19, 2018 against payment in immediately available funds.

CIBC World Markets

Digital SPDR® S&P® Oil & Gas Exploration & Production ETF-Linked Notes due June 16, 2020

ABOUT THIS PRICING SUPPLEMENT

You should read this Pricing Supplement together with the Prospectus dated March 28, 2017 (the “Prospectus”), the Prospectus Supplement dated November 6, 2018 (the “Prospectus Supplement”), the General Terms Supplement No. 1, dated May 1, 2017 (the “General Terms Supplement”), and the Product Supplement No. 7 (the “Product Supplement No. 7”), dated May 1, 2017, each relating to our Senior Global Medium-Term Notes, for additional information about the notes. When you read the accompanying General Terms Supplement and the Product Supplement No. 7, please note that all references in such supplements to the Prospectus Supplement dated March 28, 2017, or to any sections therein, should refer instead to the accompanying Prospectus Supplement dated November 6, 2018 or to the corresponding sections of such Prospectus Supplement, as applicable, unless otherwise specified or the context otherwise requires.  Information in this Pricing Supplement supersedes information in the Product Supplement No. 7, the General Terms Supplement, the Prospectus Supplement and the Prospectus to the extent it is different from that information. Certain defined terms used but not defined herein have the meanings set forth in the Product Supplement No. 7, the General Terms Supplement, the Prospectus Supplement or the Prospectus.

You should rely only on the information contained in or incorporated by reference in this Pricing Supplement, the accompanying Product Supplement No. 7, the accompanying General Terms Supplement, the accompanying Prospectus Supplement and the accompanying Prospectus. This Pricing Supplement may be used only for the purpose for which it has been prepared. No one is authorized to give information other than that contained in this Pricing Supplement, the accompanying Product Supplement No. 7, the accompanying General Terms Supplement, the accompanying Prospectus Supplement and the accompanying Prospectus, and in the documents referred to in this Pricing Supplement, the Product Supplement No. 7, the General Terms Supplement, the Prospectus Supplement and the Prospectus and which are made available to the public. We have not, and CIBC World Markets Corp. (“CIBCWM”) has not, authorized any other person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it.

We are not, and CIBCWM is not, making an offer to sell the notes in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in or incorporated by reference in this Pricing Supplement, the accompanying Product Supplement No. 7, the accompanying General Terms Supplement, the accompanying Prospectus Supplement or the accompanying Prospectus is accurate as of any date other than the date of the applicable document. Our business, financial condition, results of operations and prospects may have changed since that date. Neither this Pricing Supplement, nor the accompanying Product Supplement No. 7, nor the accompanying General Terms Supplement, nor the accompanying Prospectus Supplement, nor the accompanying Prospectus constitutes an offer, or an invitation on our behalf or on behalf of CIBCWM, to subscribe for and purchase any of the notes and may not be used for or in connection with an offer or solicitation by anyone in any jurisdiction in which such an offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation.

References to “CIBC,” “the Issuer,” “the Bank,” “we,” “us” and “our” in this Pricing Supplement are references to Canadian Imperial Bank of Commerce and not to any of our subsidiaries, unless we state otherwise or the context otherwise requires.

You may access the Product Supplement No. 7, the General Terms Supplement, the Prospectus Supplement and the Prospectus on the SEC website www.sec.gov as follows (or if such address has changed, by reviewing our filing for the relevant date on the SEC website):

•                  Product Supplement No. 7, dated May 1, 2017:
https://www.sec.gov/Archives/edgar/data/1045520/000110465917028392/a17-10322_20424b2.htm

•                  General Terms Supplement No. 1, dated May 1, 2017:
https://www.sec.gov/Archives/edgar/data/1045520/000110465917028383/a17-10322_18424b2.htm

•                  Prospectus Supplement dated November 6, 2018 and Prospectus dated March 28, 2017:
https://www.sec.gov/Archives/edgar/data/1045520/000110465918066166/a18-37094_1424b2.htm

PRS-1

Digital SPDR® S&P® Oil & Gas Exploration & Production ETF-Linked Notes due June 16, 2020

INVESTMENT THESIS

You should be willing to forgo interest payments and risk losing your entire investment for the potential to earn a maximum settlement amount of 119.50% of the face amount if the underlier return is greater than or equal to -15.00%.

Your maximum return on your notes will not be greater than 19.50%, and you could lose all or a substantial portion of your investment if the underlier return is less than -15.00%.

DETERMINING THE CASH SETTLEMENT AMOUNT

At maturity, for each $1,000 face amount, the investor will receive (in each case as a percentage of the face amount):

•                  if the final underlier level is greater than or equal to 85.00% of the initial underlier level, a maximum settlement amount of 119.50%; or

•                  if the final underlier level is less than 85.00% of the initial underlier level, 100.00% minus approximately 1.1765% for every 1.00% that the final underlier level has declined below 85.00% of the initial underlier level

If the final underlier level declines by more than 15.00% from the initial underlier level, the return on the notes will be negative and the investor could lose their entire investment in the notes.

KEY TERMS

Issuer:	Canadian Imperial Bank of Commerce
Underlier:	The SPDR® S&P® Oil & Gas Exploration & Production ETF (Bloomberg symbol, “XOP UP Equity”)
Face Amount:	$18,915,000 in the aggregate; each note will have a face amount equal to $1,000
Trade Date:	December 12, 2018
Settlement Date:	December 19, 2018
Determination Date:	June 12, 2020, subject to adjustment
Stated Maturity Date:	June 16, 2020, subject to adjustment
Initial Underlier Level:	$30.63
Final Underlier Level:	The closing level of the underlier on the determination date
Underlier Return:	The quotient of (i) the final underlier level minus the initial underlier level divided by (ii) the initial underlier level, expressed as a positive or negative percentage
Threshold Level:	85.00% of the initial underlier level
Threshold Amount:	15.00%
Threshold Settlement Amount:	$1,195.00
Buffer Rate:	The quotient of the initial underlier level divided by the threshold level, which equals approximately 117.65%
Maximum Settlement Amount:	The threshold settlement amount
Cap Level:	119.50% of the initial underlier level
CUSIP/ISIN:	13605WNK3 / US13605WNK35

PRS-2

Digital SPDR® S&P® Oil & Gas Exploration & Production ETF-Linked Notes due June 16, 2020

HYPOTHETICAL PAYMENT AT MATURITY

Hypothetical Final Underlier Level (as % of Initial Underlier Level)	Hypothetical Cash Settlement Amount (as % of Face Amount)
150.000%	119.500%
130.000%	119.500%
120.000%	119.500%
110.000%	119.500%
100.000%	119.500%
85.000%	119.500%
84.999%	99.999%
75.000%	88.235%
50.000%	58.824%
25.000%	29.412%
0.000%	0.000%

RISKS

Investing in the notes involves significant risks. Please read the section entitled “Additional Risk Factors Specific to Your Notes” in this Pricing Supplement as well as the risks and considerations described under “Additional Risk Factors Specific to the Underlier-Linked Digital Notes” in the accompanying Product Supplement No. 7, under “Additional Risk Factors Specific to the Notes” in the accompanying General Terms Supplement, under “Risk Factors” in the accompanying Prospectus Supplement, and under “Risk Factors” in the accompanying Prospectus.

PRS-3

Digital SPDR® S&P® Oil & Gas Exploration & Production ETF-Linked Notes due June 16, 2020

SUMMARY INFORMATION

We refer to the notes we are offering by this Pricing Supplement as the “offered notes” or the “notes”. Each of the offered notes has the terms described below. The notes will be issued under the indenture, dated as of September 15, 2012, between the Bank and Deutsche Bank Trust Company Americas, as trustee, which we refer to herein as the indenture. This section is meant as a summary and should be read in conjunction with the section entitled “General Terms of the Underlier-Linked Digital Notes” in the accompanying Product Supplement No. 7 and “Supplemental Terms of the Notes” in the accompanying General Terms Supplement. Please note that certain features, as noted below, described in the accompanying Product Supplement No. 7 and General Terms Supplement are not applicable to the notes. This Pricing Supplement supersedes any conflicting provisions of the accompanying Product Supplement No. 7 or the accompanying General Terms Supplement.

Key Terms

Issuer: Canadian Imperial Bank of Commerce

Underlier: the SPDR® S&P® Oil & Gas Exploration & Production ETF (Bloomberg symbol, “XOP UP Equity”)

Underlying index: the S&P Oil & Gas Exploration & Production Select Industry Index, as published by S&P Dow Jones Indices LLC (“S&P”)

Specified currency: U.S. dollars (“$”)

Terms to be specified in accordance with the accompanying Product Supplement No. 7:

•                  type of notes: notes linked to a single underlier

•                  exchange rates: not applicable

•                  averaging dates: not applicable

•                  redemption right or price dependent redemption right: not applicable

•                  cap level: yes, as described below

•                  buffer level: not applicable

•                  threshold level: yes, as described below

•                  upside participation rate: not applicable

•                  interest: not applicable

Face amount: each note will have a face amount of $1,000; $18,915,000 in the aggregate for all the offered notes; the aggregate face amount of the offered notes may be increased if the Issuer, at its sole option, decides to sell an additional amount of the offered notes on a date subsequent to the date of this Pricing Supplement

Minimum Investment: $1,000 (one note)

Denominations: $1,000 and integral multiples of $1,000 in excess thereof

Purchase at amount other than face amount: the amount we will pay you on the stated maturity date for your notes will not be adjusted based on the issue price you pay for your notes, so if you acquire notes at a premium (or a discount) to face amount and hold them to the stated maturity date, it could affect your investment in a number of ways. The return on your investment in such notes will be lower (or higher) than it would have been had you purchased the notes at face amount. Also, the stated threshold level would not offer the same measure of protection to your investment as would be the case if you had purchased the notes at face amount. Additionally, the cap level would be triggered at a lower (or higher) percentage return than indicated below, relative to your initial investment. See “Additional Risk Factors Specific to Your Notes — If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount and the Impact of Certain Key Terms of the Notes Will Be Negatively Affected” in this Pricing Supplement

Cash settlement amount (on the stated maturity date): for each $1,000 face amount of your notes, we will pay you on the stated maturity date an amount in cash equal to:

PRS-4

Digital SPDR® S&P® Oil & Gas Exploration & Production ETF-Linked Notes due June 16, 2020

•                  if the final underlier level is greater than or equal to the threshold level, the threshold settlement amount; or

•                  if the final underlier level is less than the threshold level, the sum of (i) $1,000 plus (ii) the product of (a) the buffer rate times (b) the sum of the underlier return plus the threshold amount times (c) $1,000

Initial underlier level: $30.63, which was the closing level of the underlier on the trade date.

Final underlier level: the closing level of the underlier on the determination date, subject to anti-dilution adjustments as described under “Supplemental Terms of the Notes — Anti-dilution Adjustments for Exchange Traded Funds” in the accompanying General Terms Supplement, except in the limited circumstances described under “Supplemental Terms of the Notes — Consequences of a Market Disruption Event or a Non-Trading Day” in the accompanying General Terms Supplement and subject to adjustment as provided under “Supplemental Terms of the Notes — Discontinuance or Modification of an Underlier” in the accompanying General Terms Supplement

Underlier return: the quotient of (1) the final underlier level minus the initial underlier level divided by (2) the initial underlier level, expressed as a positive or negative percentage

Threshold level: 85.00% of the initial underlier level

Threshold settlement amount: $1,195.00

Cap level: 119.50% of the initial underlier level

Maximum settlement amount: the threshold settlement amount

Threshold amount: 15.00%

Buffer rate: the quotient of the initial underlier level divided by the threshold level, which equals approximately 117.65%

Trade date: December 12, 2018

Original issue date (settlement date): December 19, 2018

Determination date: June 12, 2020, subject to adjustment as described under “Supplemental Terms of the Notes — Determination Date” in the accompanying General Terms Supplement.  Notwithstanding anything to the contrary in the accompanying General Terms Supplement, if the determination date is adjusted as provided under “Supplemental Terms of the Notes — Determination Date” in the accompanying General Terms Supplement, the determination date will not be postponed to a date later than the originally scheduled stated maturity date or, if the originally scheduled stated maturity date is not a business day, later than the first business day after the originally scheduled stated maturity date.

Stated maturity date: June 16, 2020, subject to adjustment as described under “Supplemental Terms of the Notes — Stated Maturity Date” in the accompanying General Terms Supplement. Notwithstanding anything to the contrary in the accompanying General Terms Supplement, if the determination date is postponed as provided under “Determination date” above, the stated maturity date will be postponed by the same number of business day(s) from but excluding the originally scheduled determination date to and including the actual determination date.

Limited events of default: The only events of default for the notes are (i) default in the payment of the principal of, or interest on, the notes and, in each case, the default continues for a period of 30 business days and (ii) certain bankruptcy, insolvency or reorganization events. No other breach or default under our indenture or the notes will result in an event of default for the notes or permit the trustee or holders to accelerate the maturity of any debt securities – that is, they will not be entitled to declare the principal amount of any notes to be immediately due and payable. See “Additional Risk Factors Specific To Your Notes — The Indenture Provides Only Limited Acceleration and Enforcement Rights for the Notes” below.

No interest: the offered notes do not bear interest

No listing: the offered notes will not be listed on any securities exchange or interdealer quotation system

No redemption: the offered notes will not be subject to redemption right or price dependent redemption right

Closing level: as described under “Supplemental Terms of the Notes — Special Calculation Provisions —

PRS-5

Digital SPDR® S&P® Oil & Gas Exploration & Production ETF-Linked Notes due June 16, 2020

Closing Level” in the accompanying General Terms Supplement

Business day: as described under “Supplemental Terms of the Notes — Special Calculation Provisions — Business Day” in the accompanying General Terms Supplement

Trading day: as described under “Supplemental Terms of the Notes — Special Calculation Provisions — Trading Day” in the accompanying General Terms Supplement

Use of proceeds and hedging: as described under “Use of Proceeds” and “Hedging” in the accompanying Product Supplement No. 7

ERISA: as described under “Certain U.S. Benefit Plan Investor Considerations” in the accompanying Product Supplement No. 7

Calculation agent: Canadian Imperial Bank of Commerce. We may appoint a different calculation agent without your consent and without notifying you

CUSIP no.: 13605WNK3

ISIN no.: US13605WNK35

Status: The notes will constitute direct, unsubordinated and unsecured obligations of CIBC ranking equally with all other direct, unsecured and unsubordinated indebtedness of CIBC from time to time outstanding (except as otherwise prescribed by law). The notes will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation or any other government agency or instrumentality of Canada, the United States or any other jurisdiction

Clearance and Settlement: We will issue the notes in the form of a fully registered global note registered in the name of the nominee of DTC. Beneficial interests in the notes will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in DTC. Except in the limited circumstances described in the accompanying Prospectus, owners of beneficial interests in the notes will not be entitled to have notes registered in their names, will not receive or be entitled to receive notes in definitive form and will not be considered holders of notes under the indenture

PRS-6

Digital SPDR® S&P® Oil & Gas Exploration & Production ETF-Linked Notes due June 16, 2020

HYPOTHETICAL EXAMPLES

The following table and chart are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and merely are intended to illustrate the impact that the various hypothetical underlier levels on the determination date could have on the cash settlement amount at maturity assuming all other variables remain constant.

The examples below are based on a range of final underlier levels that are entirely hypothetical; the underlier level on any day throughout the life of the notes, including the final underlier level on the determination date, cannot be predicted. The underlier has been highly volatile in the past — meaning that the underlier level has changed considerably in relatively short periods — and its performance cannot be predicted for any future period.

The information in the following examples reflects hypothetical rates of return on the offered notes assuming that they are purchased on the original issue date at the face amount and held to the stated maturity date. If you sell your notes in a secondary market prior to the stated maturity date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the table below, such as interest rates, the volatility of the underlier and the creditworthiness of CIBC. In addition, the estimated value of your notes at the time the terms of your notes were set on the trade date (as determined by reference to pricing models used by CIBC) is less than the original issue price of your notes. For more information on the estimated value of your notes, see “Additional Risk Factors Specific to Your Notes — The Bank’s Estimated Value of the Notes Is Lower Than the Original Issue Price (Price to Public) of the Notes” in this Pricing Supplement and “The Bank’s Estimated Value of the Notes” in this Pricing Supplement. The information in the following hypothetical examples also reflects the key terms and assumptions in the box below.

Key Terms and Assumptions
Face amount	$1,000
Threshold settlement amount	$1,195.00
Threshold level	85.00% of the initial underlier level
Cap level	119.50% of the initial underlier level
Maximum settlement amount	$1,195.00
Buffer rate	Approximately 117.65%
Threshold amount	15.00%

•                  Neither a market disruption event nor a non-trading day occurs on the originally scheduled determination date

•                  No change in or affecting the underlier, any of the underlier stocks or the policies of underlier’s investment advisor or the method by which the underlying index sponsor calculates the underlying index

•                  Notes purchased on original issue date at the face amount and held to the stated maturity date

The actual performance of the underlier over the life of your notes, as well as the cash settlement amount payable at maturity, if any, may bear little relation to the hypothetical examples shown below or to the historical underlier levels shown elsewhere in this Pricing Supplement. For information about the historical levels of the underlier during recent periods, see “The Underlier — Historical Closing Levels of the Underlier” below. Before investing in the offered notes, you should consult publicly available information to determine the levels of the underlier between the date of this Pricing Supplement and the date of your purchase of the offered notes.

Also, the hypothetical examples shown below do not take into account the effects of applicable taxes. Because of the U.S. tax treatment applicable to your notes, tax liabilities could affect the after-tax rate of return on your notes to a comparatively greater extent than the after-tax return on the underlier stocks.

The levels in the left column of the table below represent hypothetical final underlier levels and are expressed as percentages of the initial underlier level. The amounts in the right column represent the hypothetical cash settlement amounts, based on the corresponding hypothetical final underlier level, and are expressed as percentages of the face amount of a note (rounded to the nearest one-thousandth of a

PRS-7

Digital SPDR® S&P® Oil & Gas Exploration & Production ETF-Linked Notes due June 16, 2020

percent). Thus, a hypothetical cash settlement amount of 100.000% means that the value of the cash payment that we would deliver for each $1,000 of the outstanding face amount of the offered notes on the stated maturity date would equal 100.000% of the face amount of a note, based on the corresponding hypothetical final underlier level and the assumptions noted above.

Hypothetical Final Underlier Level	Hypothetical Cash Settlement Amount

(as Percentage of Initial Underlier Level)	(as Percentage of Face Amount)

150.000%	119.500%
130.000%	119.500%
120.000%	119.500%
110.000%	119.500%
100.000%	119.500%
85.000%	119.500%
84.999%	99.999%
75.000%	88.235%
50.000%	58.824%
25.000%	29.412%
0.000%	0.000%

If, for example, the final underlier level were determined to be 25.000% of the initial underlier level, the cash settlement amount that we would deliver on your notes at maturity would be approximately 29.412% of the face amount of your notes, as shown in the table above. As a result, if you purchased your notes on the original issue date at the face amount and held them to the stated maturity date, you would lose approximately 70.588% of your investment (if you purchased your notes at a premium to face amount you would lose a correspondingly higher percentage of your investment). If the final underlier level were determined to be 0.000% of the initial underlier level, you would lose your entire investment in the notes. In addition, if the final underlier level were determined to be 150.000% of the initial underlier level, the cash settlement amount that we would deliver on your notes at maturity would be capped at the maximum settlement amount, or 119.500% of each $1,000 face amount of your notes, as shown in the table above. As a result, if you held your notes to the stated maturity date, you would not benefit from any increase in the final underlier level of greater than 85.000% of the initial underlier level.

The following chart shows a graphical illustration of the hypothetical cash settlement amounts that we would pay on your notes on the stated maturity date, if the final underlier level were any of the hypothetical levels shown on the horizontal axis. The hypothetical cash settlement amounts in the chart are expressed as percentages of the face amount of your notes and the hypothetical final underlier levels are expressed as percentages of the initial underlier level. The chart shows that any hypothetical final underlier level of less than 85.000% (the section left of the 85.000% marker on the horizontal axis) would result in a hypothetical cash settlement amount of less than 100.000% of the face amount of your notes (the section below the 100.000% marker on the vertical axis) and, accordingly, in a loss of principal to the holder of the notes. The chart also shows that any hypothetical final underlier level of greater than or equal to 85.000% (the section right of the 85.000% marker on the horizontal axis) would result in a capped return on your investment.

PRS-8

Digital SPDR® S&P® Oil & Gas Exploration & Production ETF-Linked Notes due June 16, 2020

The cash settlement amounts shown above are entirely hypothetical; they are based on market prices for the underlier stocks that may not be achieved on the determination date and on assumptions that may prove to be erroneous. The actual market value of your notes on the stated maturity date or at any other time, including any time you may wish to sell your notes, may bear little relation to the hypothetical cash settlement amounts shown above, and these amounts should not be viewed as an indication of the financial return on an investment in the offered notes. The hypothetical cash settlement amounts on notes held to the stated maturity date in the examples above assume you purchased your notes at their face amount and have not been adjusted to reflect the actual issue price you pay for your notes. The return on your investment (whether positive or negative) in your notes will be affected by the amount you pay for your notes. If you purchase your notes for a price other than the face amount, the return on your investment will differ from, and may be significantly lower than, the hypothetical returns suggested by the above examples. Please read “Additional Risk Factors Specific to the Underlier-Linked Digital Notes — The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” in the accompanying Product Supplement No. 7.

Payments on the notes are economically equivalent to the amounts that would be paid on a combination of other instruments. For example, payments on the notes are economically equivalent to a combination of an interest-bearing bond bought by the holder and one or more options entered into between the holder and us (with one or more implicit option premiums paid over time). The discussion in this paragraph does not modify or affect the terms of the notes or the U.S. federal income tax treatment of the notes, as described elsewhere in this Pricing Supplement.

We cannot predict the actual final underlier level or what the market value of your notes will be on any particular trading day, nor can we predict the relationship between the underlier level and the market value of your notes at any time prior to the stated maturity date. The actual amount that you will receive, if any, at maturity and the rate of return on the offered notes will depend on the actual final underlier level determined by the calculation agent as described above. Moreover, the assumptions on which the hypothetical returns are based may turn out to be inaccurate. Consequently, the amount of cash to be paid in respect of your notes, if any, on the stated maturity date may be very different from the information reflected in the table and chart above.

PRS-9

Digital SPDR® S&P® Oil & Gas Exploration & Production ETF-Linked Notes due June 16, 2020

ADDITIONAL RISK FACTORS SPECIFIC TO YOUR NOTES

An investment in your notes is subject to the risks described below, as well as the risks and considerations described under “Risk Factors” in the accompanying Prospectus, under “Risk Factors” in the accompanying Prospectus Supplement, under “Additional Risk Factors Specific to the Notes” in the accompanying General Terms Supplement, and under “Additional Risk Factors Specific to the Underlier-Linked Digital Notes” in the accompanying Product Supplement No. 7. You should carefully review these risks and considerations as well as the terms of the notes described herein and in the accompanying Prospectus, the accompanying Prospectus Supplement, the accompanying General Terms Supplement and the accompanying Product Supplement No. 7. Your notes are a riskier investment than ordinary debt securities. Also, your notes are not equivalent to investing directly in the underlier stocks, i.e., the stocks comprising the underlier to which your notes are linked. You should carefully consider whether the offered notes are suited to your particular circumstances.

The Notes Are Subject to the Credit Risk of the Bank

Although the return on the notes will be based on the performance of the underlier, the payment of any amount due on the notes is subject to the credit risk of the Bank, as issuer of the notes. The notes are our unsecured obligations. As further described in the accompanying Prospectus and Prospectus Supplement, the notes will rank on par with all of the other unsecured and unsubordinated debt obligations of the Bank, except such obligations as may be preferred by operation of law. Investors are dependent on our ability to pay all amounts due on the notes, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. See “Description of Senior Debt Securities — Ranking” on page 2 of the accompanying Prospectus.

The Amount Payable on Your Notes Is Not Linked to the Level of the Underlier at Any Time Other than the Determination Date

The final underlier level will be based on the closing level of the underlier on the determination date (subject to adjustment as described elsewhere in this Pricing Supplement). Therefore, if the closing level of the underlier dropped precipitously on the determination date, the cash settlement amount for your notes may be significantly less than it would have been had the cash settlement amount been linked to the closing level of the underlier prior to such drop in the level of the underlier. Although the actual level of the underlier on the stated maturity date or at other times during the life of your notes may be higher than the final underlier level, you will not benefit from the closing level of the underlier at any time other than on the determination date.

You May Lose Your Entire Investment in the Notes

You may lose your entire investment in the notes. The cash payment on your notes, if any, on the stated maturity date will be based on the performance of the underlier as measured from the initial underlier level to the closing level on the determination date. If the final underlier level is less than the threshold level, you will lose, for each $1,000 of the face amount of your notes, an amount equal to the product of (i) the buffer rate times (ii) the sum of the underlier return plus the threshold amount times (iii) $1,000. Thus, you may lose your entire investment in the notes, which would include any premium to face amount you paid when you purchased the notes.

Also, the market price of your notes prior to the stated maturity date may be significantly lower than the purchase price you pay for your notes. Consequently, if you sell your notes before the stated maturity date, you may receive significantly less than the amount of your investment in the notes.

Your Notes Do Not Bear Interest

You will not receive any interest payments on your notes. As a result, even if the cash settlement amount payable for your notes on the stated maturity date exceeds the face amount of your notes, the overall return you earn on your notes may be less than you would have earned by investing in a non-index-linked debt security of comparable maturity that bears interest at a prevailing market rate.

PRS-10

Digital SPDR® S&P® Oil & Gas Exploration & Production ETF-Linked Notes due June 16, 2020

The Potential for the Value of Your Notes to Increase Will Be Limited by the Maximum Settlement Amount

Your ability to participate in any change in the value of the underlier over the life of your notes will be limited because of the maximum settlement amount (which is equal to the threshold settlement amount). The maximum settlement amount will limit the cash settlement amount you may receive for each of your notes at maturity, no matter how much the level of the underlier may rise beyond the initial underlier level over the life of your notes. Accordingly, the amount payable for each of your notes may be significantly less than it would have been had you invested directly in the underlier.

The Notes Will Not Be Listed on Any Securities Exchange and We Do Not Expect A Trading Market For the Notes to Develop

The notes will not be listed or displayed on any securities exchange or any automated quotation system. Although CIBCWM and/or its affiliates may purchase the notes from holders, they are not obligated to do so and are not required to make a market for the notes. There can be no assurance that a secondary market will develop for the notes. Because we do not expect that any market makers will participate in a secondary market for the notes, the price at which you may be able to sell your notes is likely to depend on the price, if any, at which CIBCWM and/or its affiliates are willing to buy your notes.

If a secondary market does exist, it may be limited. Accordingly, there may be a limited number of buyers if you decide to sell your notes prior to the stated maturity date. This may affect the price you receive upon such sale. Consequently, you should be willing to hold the notes to the stated maturity date.

The Historical Performance of the Underlier Should Not Be Taken as an Indication of Its Future Performance

The final level of the underlier will determine the amount to be paid on the notes at maturity. The historical performance of the underlier does not necessarily give an indication of its future performance. As a result, it is impossible to predict whether the level of the underlier will rise or fall during the term of the notes. The level of the underlier will be influenced by complex and interrelated political, economic, financial and other factors.

You Have No Shareholder Rights or Rights to Receive Any Shares of the Underlier or Any Underlier Stock

Investing in the notes will not make you a holder of any shares of the underlier or any underlier stocks. Neither you nor any other holder or owner of the notes will have any rights with respect to the underlier or the underlier stocks, including any voting rights, any right to receive dividends or other distributions, any rights to make a claim against the underlier or the underlier stocks or any other rights of a holder of the underlier or the underlier stocks. Your notes will be paid in cash and you will have no right to receive delivery of any shares of the underlier or the underlier stocks.

We May Sell an Additional Aggregate Face Amount of the Notes at a Different Issue Price

At our sole option, we may decide to sell an additional aggregate face amount of the notes subsequent to the date of this Pricing Supplement. The issue price of the notes in the subsequent sale may differ substantially (higher or lower) from the original issue price you paid as provided on the cover of this Pricing Supplement.

If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount and the Impact of Certain Key Terms of the Notes Will Be Negatively Affected

The cash settlement amount will not be adjusted based on the issue price you pay for the notes. If you purchase notes at a price that differs from the face amount of the notes, then the return on your investment in such notes held to the stated maturity date will differ from, and may be substantially less than, the return on notes purchased at face amount. If you purchase your notes at a premium to face amount and hold them to the stated maturity date, the return on your investment in the notes will be lower than it would have been had you purchased the notes at face amount or a discount to face amount. In addition, the impact of the threshold level, the threshold settlement amount and the maximum settlement amount on the return on your investment will depend upon the price you pay for your notes relative to face amount. For example, if you

PRS-11

Digital SPDR® S&P® Oil & Gas Exploration & Production ETF-Linked Notes due June 16, 2020

purchase your notes at a premium to face amount, the threshold settlement amount and maximum settlement amount will permit a lower positive return on your investment in the notes than would have been the case for notes purchased at face amount or a discount to face amount. Similarly, if the final underlier level is less than the threshold level, you will incur a greater percentage decrease in your investment in the notes than would have been the case for notes purchased at face amount or a discount to face amount.

There Are Potential Conflicts of Interest Between You and the Calculation Agent

The calculation agent will, among other things, determine the cash settlement amount payable at maturity of the notes. We will serve as the calculation agent. We may appoint a different calculation agent without your consent and without notifying you. The calculation agent will exercise its judgment when performing its functions. For example, the calculation agent may have to determine whether a market disruption event affecting the underlier has occurred. This determination may, in turn, depend on the calculation agent’s judgment as to whether the event has materially interfered with our ability or the ability of one of our affiliates or a similarly situated party to unwind our hedge positions. Since this determination by the calculation agent will affect the payment at maturity on the notes, the calculation agent may have a conflict of interest if it needs to make a determination of this kind. See “General Terms of the Underlier-Linked Digital Notes — Role of Calculation Agent” in the accompanying Product Supplement No. 7.

The Inclusion of Dealer Spread and Projected Profit from Hedging in the Original Issue Price Is Likely to Adversely Affect Secondary Market Prices

Assuming no change in market conditions or any other relevant factors, the price, if any, at which CIBCWM or any other party is willing to purchase the notes at any time in secondary market transactions will likely be significantly lower than the original issue price, since secondary market prices are likely to exclude the underwriting commission paid with respect to the notes and the cost of hedging our obligations under the notes that is included in the original issue price. The cost of hedging includes the projected profit that we, our affiliates or any third-party who may conduct hedging activities related to the notes, including any dealer in the notes, may realize in consideration for assuming the risks inherent in managing the hedging transactions. These secondary market prices are also likely to be reduced by the costs of unwinding the related hedging transactions. In addition, any secondary market prices may differ from values determined by pricing models used by CIBCWM as a result of dealer discounts, mark-ups or other transaction costs. Furthermore, if the dealer from which you purchase notes is to conduct trading and hedging activities for us in connection with the notes, that dealer may profit in connection with such trading and hedging activities and such profit, if any, will be in addition to the compensation that the dealer receives for the sale of the notes to you. You should be aware that the potential to earn a profit in connection with hedging activities may create a further incentive for the dealer to sell the notes to you, in addition to the compensation they would receive for the sale of the notes.

The Bank’s Estimated Value of the Notes Is Lower Than the Original Issue Price (Price to Public) of the Notes

The Bank’s estimated value is only an estimate using several factors. The original issue price of the notes exceeds the Bank’s estimated value because costs associated with selling and structuring the notes, as well as hedging the notes, are included in the original issue price of the notes. See “The Bank’s Estimated Value of the Notes” in this Pricing Supplement.

The Bank’s Estimated Value Does Not Represent Future Values of the Notes and May Differ from Others’ Estimates

The Bank’s estimated value of the notes was determined by reference to the Bank’s internal pricing models when the terms of the notes were set. This estimated value was based on market conditions and other relevant factors existing at that time and the Bank’s assumptions about market parameters, which can include volatility, dividend rates, interest rates and other factors. Different pricing models and assumptions could provide valuations for the notes that are greater than or less than the Bank’s estimated value. In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect. On future dates, the value of the notes could change significantly based on, among other things, changes in market conditions, our creditworthiness, interest rate movements and other relevant factors, which

PRS-12

Digital SPDR® S&P® Oil & Gas Exploration & Production ETF-Linked Notes due June 16, 2020

may impact the price, if any, at which CIBCWM or any other person would be willing to buy notes from you in secondary market transactions. See “The Bank’s Estimated Value of the Notes” in this Pricing Supplement.

The Bank’s Estimated Value Was Not Determined by Reference to Credit Spreads for Our Conventional Fixed-Rate Debt

The internal funding rate used in the determination of the Bank’s estimated value generally represents a discount from the credit spreads for our conventional fixed-rate debt. If the Bank were to have used the interest rate implied by our conventional fixed-rate credit spreads, we would expect the economic terms of the notes to be more favorable to you. Consequently, our use of an internal funding rate had an adverse effect on the terms of the notes and could have an adverse effect on any secondary market prices of the notes. See “The Bank’s Estimated Value of the Notes” in this Pricing Supplement.

The Indenture Provides Only Limited Acceleration and Enforcement Rights for the Notes

In connection with the implementation of certain Canadian federal statutes, the indenture under which the notes are issued provides that, for any notes of a series issued on or after November 6, 2018, including the notes offered by this Pricing Supplement, acceleration will only be permitted if (i) we default in the payment of the principal of, or interest on, any note of that series and, in each case, the default continues for a period of 30 business days, or (ii) certain bankruptcy, insolvency or reorganization events occur. See “Description of the Notes We May Offer—Events of Default” in the Prospectus Supplement. As a result, before you invest in the notes, you should consider the risk that your safeguards and your ability to effect remedies under the indenture will be limited.

We Cannot Control Actions By Any of the Unaffiliated Companies Whose Securities Are Held by the Underlier or Included in the Underlying Index

Actions by any company whose securities are held by the underlier or included in the underlying index may have an adverse effect on the price of its security, the final underlier level and the value of the notes. These companies will not be involved in the offering of the notes and will have no obligations with respect to the notes, including any obligation to take our or your interests into consideration for any reason. These companies will not receive any of the proceeds of the offering of the notes and will not be responsible for, and will not have participated in, the determination of the timing of, prices for, or quantities of, the notes to be issued. These companies will not be involved with the administration, marketing or trading of the notes and will have no obligations with respect to the cash settlement amount to be paid to you at maturity.

We and Our Respective Affiliates Have No Affiliation with the Underlier or the Sponsor or Publisher Of the Underlying Index and Have Not Independently Verified Their Public Disclosure of Information

We and our respective affiliates are not affiliated in any way with the underlier or the publishers or sponsors of the S&P Oil & Gas Exploration & Production Select Industry Index, the underlying index for the underlier, and have no ability to control or predict their actions, including any errors in or discontinuation of disclosure regarding the methods or policies relating to the management or calculation of the underlier or the underlying index. None of the underlier or the publisher or sponsor of the underlying index  has any obligation to consider your interest as an investor in the notes in taking any actions that might affect the value of the notes. We have derived the information about the underlier and the underlying index contained herein from publicly available information, without independent verification. You, as an investor in the notes, should make your own investigation into the underlier and the underlying index. The underlier and the publisher and sponsor of the underlying index are not involved in the offering of the notes made hereby in any way and have no obligation to consider your interest as an owner of notes in taking any actions that might affect the value of the notes.

The Policies of the Underlier’s Investment Advisor, SSGA Funds Management, Inc., and the Sponsor of the Underlying Index, S&P, Could Affect the Amount Payable on Your Notes and Their Market Value

The underlier’s investment advisor, SSGA Funds Management, Inc. (“SSGA” or the “underlier investment advisor”), may from time to time be called upon to make certain policy decisions or judgments with respect to the implementation of policies of the investment advisor concerning the calculation of the net asset value of the underlier, additions, deletions or substitutions of securities in the underlier and the manner in which

PRS-13

Digital SPDR® S&P® Oil & Gas Exploration & Production ETF-Linked Notes due June 16, 2020

changes affecting the underlying index are reflected in the underlier that could affect the market price of the shares of the underlier, and therefore, the amount payable on your notes on the stated maturity date. The amount payable on your notes and their market value could also be affected if the investment advisor changes these policies, for example, by changing the manner in which it calculates the net asset value of the underlier, or if the investment advisor discontinues or suspends calculation or publication of the net asset value of the underlier, in which case it may become difficult or inappropriate to determine the market value of your notes.

If events such as these occur, the calculation agent — which initially will be Canadian Imperial Bank of Commerce — may determine the final underlier level of the underlier on the determination date — and thus the amount payable on the stated maturity date, if any — in a manner, in its sole discretion, it considers appropriate. We describe the discretion that the calculation agent will have in determining the final underlier level and the amount payable on your notes more fully under “Supplemental Terms of the Notes — Discontinuance or Modification of an Underlier” in the accompanying General Terms Supplement.

In addition, S&P (the “underlying index sponsor”) owns the underlying index and is responsible for the design and maintenance of the underlying index. The policies of the underlying index sponsor concerning the calculation of the underlying index, including decisions regarding the addition, deletion or substitution of the equity securities included in the underlying index, could affect the level of the underlying index and, consequently, could affect the market prices of shares of the underlier and, therefore, the amount payable on your notes and their market value.

The Underlier Is Concentrated in Oil and Gas Companies and Does Not Provide Diversified Exposure

The underlier is not diversified. The underlier’s assets will be concentrated in oil and gas companies, which means the underlier is more likely to be more adversely affected by any negative performance of oil and gas companies than an underlier that has more diversified holdings across a number of sectors. Oil and gas companies develop and produce crude oil and natural gas and provide drilling and other energy resources production and distribution related services. Stock prices for these types of companies are affected by supply and demand both for their specific product or service and for energy products in general. The price of oil and gas, exploration and production spending, government regulation, world events and economic conditions will likewise affect the performance of these companies. Correspondingly, securities of companies in the energy field are subject to swift price and supply fluctuations caused by events relating to international politics, energy conservation, the success of exploration projects, and tax and other governmental regulatory policies. Weak demand for the companies’ products or services or for energy products and services in general, as well as negative developments in these other areas, would adversely impact the performance of the underlier. For example, the underlier suffered a significant negative performance for each of the years 2014 and 2015 primarily due to negative developments in the oil & gas sector, while the broader S&P® 500 Index achieved a positive return for each of the same periods. In addition, oil and gas exploration and production can be significantly affected by natural disasters as well as changes in exchange rates, interest rates, government regulation, world events and economic conditions. Companies in the oil & gas sector may also be at risk for environmental damage claims.

There Are Risks Associated with the Underlier

Although the underlier’s shares are listed for trading on NYSE Arca, Inc. (the “NYSE Arca”) and a number of similar products have been traded on the NYSE Arca or other securities exchanges for varying periods of time, there is no assurance that an active trading market will continue for the shares of the underlier or that there will be liquidity in the trading market.

In addition, the underlier is subject to management risk, which is the risk that the underlier investment advisor’s investment strategy, the implementation of which is subject to a number of constraints, may not produce the intended results. For example, the underlier investment advisor may select up to 20% of the underlier’s assets to be invested in shares of equity securities that are not included in the underlying index. The underlier is also not actively managed and may be affected by a general decline in market segments relating to the underlying index. The underlier investment advisor invests in securities included in, or representative of, the underlying index regardless of their investment merits. The underlier investment advisor does not attempt to take defensive positions in declining markets.

In addition, the underlier is subject to custody risk, which refers to the risks in the process of clearing and settling

PRS-14

Digital SPDR® S&P® Oil & Gas Exploration & Production ETF-Linked Notes due June 16, 2020

trades and to the holding of securities by local banks, agents and depositories.

Further, under continuous listing standards adopted by the NYSE Arca, the underlier will be required to confirm on an ongoing basis that the components of its underlying index satisfy the applicable listing requirements.  In the event that its underlying index does not comply with the applicable listing requirements, the underlier would be required to rectify such non-compliance by requesting that the underlying index sponsor modify such underlying index, adopting a new underlying index or obtaining relief from the Securities and Exchange Commission. There can be no assurance that the underlying index sponsor would so modify the underlying index or that relief would be obtained from the Securities and Exchange Commission and, therefore, non-compliance with the continuous listing standards may result in the underlier being delisted by the NYSE Arca.

The Underlier and the Underlying Index Are Different and the Performance of the Underlier May Not Correlate with the Performance of the Underlying Index

The underlier uses a representative sampling strategy (more fully described under “The Underlier”) to attempt to track the performance of the underlying index. The underlier may not hold all or substantially all of the equity securities included in the underlying index and may hold securities or assets not included in the underlying index. Therefore, while the performance of the underlier is generally linked to the performance of the underlying index, the performance of the underlier is also linked in part to shares of equity securities not included in the underlying index and to the performance of other assets, such as futures contracts, options and swaps, as well as cash and cash equivalents, including shares of money market funds affiliated with the underlier investment advisor.

Imperfect correlation between the underlier’s portfolio securities and those in the underlying index, rounding of prices, changes to the underlying index and regulatory requirements may cause tracking error, which is the divergence of the underlier’s performance from that of the underlying index.

In addition, the performance of the underlier will reflect additional transaction costs and fees that are not included in the calculation of the underlying index and this may increase the tracking error of the underlier. Also, corporate actions with respect to the sample of equity securities (such as mergers and spin-offs) may impact the performance differential between the underlier and the underlying index. Finally, because the shares of the underlier are traded on the NYSE Arca and are subject to market supply and investor demand, the market value of one share of the underlier may differ from the net asset value per share of the underlier.

For all of the foregoing reasons, the performance of the underlier may not correlate with the performance of the underlying index. Consequently, the return on the notes will not be the same as investing directly in the underlier or in the underlying index or in any of the underlier stocks or in any of the underlying index stocks, and will not be the same as investing in a debt security with a payment at maturity linked to the performance of the underlying index.

The U.S. Federal Tax Consequences of An Investment in the Notes Are Unclear

There is no direct legal authority regarding the proper U.S. federal tax treatment of the notes, and we do not plan to request a ruling from the U.S. Internal Revenue Service (the “IRS”). Consequently, significant aspects of the tax treatment of the notes are uncertain, and the IRS or a court might not agree with the treatment of the notes as prepaid cash-settled derivative contracts. If the IRS were successful in asserting an alternative treatment of the notes, the tax consequences of the ownership and disposition of the notes might be materially and adversely affected. The U.S. Treasury Department and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments.  See “Supplemental Discussion of U.S. Federal Income Tax Consequences” in the accompanying Product Supplement No. 7.  Any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, including the character and timing of income or loss and the degree, if any, to which income realized by non-U.S. persons should be subject to withholding tax, possibly with retroactive effect. Both U.S. and non-U.S. persons considering an investment in the notes should review carefully the section of the accompanying Product Supplement No. 7 entitled “Supplemental Discussion of U.S. Federal Income Tax Consequences” and consult their tax advisers regarding the U.S. federal tax consequences of an investment in the notes (including possible alternative treatments and the issues presented by the notice), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

PRS-15

Digital SPDR® S&P® Oil & Gas Exploration & Production ETF-Linked Notes due June 16, 2020

There Can Be No Assurance that the Canadian Federal Income Tax Consequences of an Investment in the Notes Will Not Change in the Future

There can be no assurance that Canadian federal income tax laws, the judicial interpretation thereof, or the administrative policies and assessing practices of the Canada Revenue Agency will not be changed in a manner that adversely affects investors. For a discussion of the Canadian federal income tax consequences of investing in the notes, please read the section of this Pricing Supplement entitled “Certain Canadian Federal Income Tax Considerations” as well as the section entitled “Material Income Tax Consequences — Canadian Taxation” in the accompanying Prospectus. You should consult your tax advisor with respect to your own particular situation.

PRS-16

Digital SPDR® S&P® Oil & Gas Exploration & Production ETF-Linked Notes due June 16, 2020

THE UNDERLIER

The shares of the SPDR® S&P® Oil & Gas Exploration & Production ETF (the “ETF”) are issued by the SPDR® Series Trust (the “trust”), a registered investment company. The ETF seeks investment results that correspond generally to the total return performance, before fees and expenses, of the S&P Oil & Gas Exploration & Production Select Industry Index. The ETF trades on the NYSE Arca under the ticker symbol “XOP”. SSGA funds management, Inc. (“SSGA”) currently serves as the investment advisor to the ETF.

We obtained the following fee information from the SPDR® website, without independent verification. SSGA is entitled to receive a management fee from the ETF based on a percentage of the ETF’s average daily net assets at an annual rate of 0.35% of the average daily net assets of the ETF. From time to time, SSGA may waive all or a portion of its fee, although it does not currently intend to do so. SSGA pays all expenses of the ETF other than the management fee, brokerage expenses, taxes, interest, fees and expenses of the independent trustees (including any trustee’s counsel fees), litigation expenses, acquired ETF fees and expenses and other extraordinary expenses. As of October 31, 2018, the gross expense ratio of the ETF was 0.35% per annum.

For additional information regarding the trust or SSGA, please consult the reports (including the Annual Report to Shareholders on Form N–CSR for the fiscal year ended June 30, 2018) and other information the trust files with the SEC. Information provided to or filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC or through the SEC’s website at sec.gov. In addition, information regarding the ETF, including its top portfolio holdings, may be obtained from other sources including, but not limited to, press releases, newspaper articles, other publicly available documents, and the SPDR® website at spdrs.com/product/fund.seam?ticker=XOP. We are not incorporating by reference the website, the sources listed above or any material they include in this Pricing Supplement.

Investment Objective and Strategy

The ETF seeks to provide investment results that correspond generally to the total return performance, before fees and expenses, of the S&P Oil & Gas Exploration & Production Select Industry Index (the “index”). The ETF uses a representative sampling strategy to try to achieve its investment objective, which means that the ETF is not required to purchase all of the securities represented in the index. Instead, the ETF may purchase a subset of the securities in the index in an effort to hold a portfolio of securities with generally the same risk and return characteristics of the index. Under normal market conditions, the ETF generally invests substantially all, but at least 80%, of its total assets in the securities comprising the index. The ETF will provide shareholders with at least 60 days’ notice prior to any material change in this 80% investment policy. In addition, the ETF may invest in equity securities not included in the index, cash and cash equivalents or money market instruments, such as repurchase agreements and money market funds (including money market funds advised by SSGA).

In certain situations or market conditions, the ETF may temporarily depart from its normal investment policies and strategies provided that the alternative is consistent with the ETF’s investment objective and is in the best interest of the ETF. For example, the ETF may make larger than normal investments in derivatives to maintain exposure to the index if it is unable to invest directly in a component security.

The board may change the ETF’s investment strategy, index and other policies without shareholder approval. The board may also change the ETF’s investment objective without shareholder approval.

Notwithstanding the ETF’s investment objective, the return on your notes will not reflect any dividends paid on the ETF shares, on the securities purchased by the ETF or on the securities that comprise the index.

PRS-17

Digital SPDR® S&P® Oil & Gas Exploration & Production ETF-Linked Notes due June 16, 2020

The ETF’s Holdings and Industrial Sector Classifications

The ETF holds stocks of companies in the oil and gas exploration and production segment of the S&P Total Market Index. As of November 8, 2018, the ETF held stocks of companies in the following sub-industries (with their corresponding weights in the ETF): oil & gas exploration & production (79.59%); oil & gas refining & marketing (14.53%) and integrated oil & gas (5.88%).

As of November 8, 2018, the top ten constituents of the ETF and their relative weights in the ETF were as follows: Cabot Oil & Gas Corporation (2.30%), Southwestern Energy Company (2.30%), Range Resources Corporation (2.17%), CNX Resources Corporation (2.07%), Chevron Corporation (2.04%), Murphy Oil Corporation (1.99%), Cimarex Energy Co. (1.98%), Exxon Mobil Corporation (1.97%), PDC Energy Inc. (1.95%) and Concho Resources Inc. (1.93%).

Correlation

Although SSGA seeks to track the performance of the index (i.e., achieve a high degree of correlation with the index), the ETF’s return may not match the return of the index. The ETF incurs a number of operating expenses not applicable to the index, and incurs costs in buying and selling securities. In addition, the ETF may not be fully invested at times, generally as a result of cash flows into or out of the ETF or reserves of cash held by the ETF to meet redemptions. SSGA may attempt to replicate the index return by investing in fewer than all of the securities in the index, or in some securities not included in the index, potentially increasing the risk of divergence between the ETF’s return and that of the index.

As of October 31, 2018, the SPDR® website gave the following performance figures for the market value return of the ETF’s shares (which is based on the midpoint between the highest bid and the lowest offer on the exchange on which the shares of the ETF are listed for trading, as of the time that the ETF’s NAV is calculated, and is before tax) and the index return (in each case on an annualized basis):

Period	1 year	3 years	5 years	Since inception*
ETF’s shares	6.01%	0.00%	-11.39%	1.38%
Index	6.44%	0.24%	-11.31%	1.55%

*June 19, 2006.

Industry Concentration Policy

The ETF’s assets will generally be concentrated in an industry or group of industries to the extent that the index concentrates in a particular industry or group of industries. By focusing its investments in a particular industry or sector, financial, economic, business, and other developments affecting issuers in that industry, market, or economic sector will have a greater effect on the ETF than if it had not focused its assets in that industry, market, or economic sector, which may increase the volatility of the ETF.

Share Prices and the Secondary Market

The trading prices of shares of the ETF will fluctuate continuously throughout trading hours based on market supply and demand rather than the ETF’s net asset value, which is calculated at the end of each business day. The trading prices of the ETF’s shares may differ (and may deviate significantly during periods of market volatility) from the ETF’s daily net asset value. The indicative optimized portfolio value (“IOPV”) of the shares of the ETF is disseminated every fifteen seconds throughout the trading day by NYSE Arca. The IOPV calculations are based on estimates of the value of the ETF’s net asset value per share using market data converted into U.S. dollars at the current currency rates and is based on quotes and closing prices from the securities’ local market and may not reflect events that occur subsequent to the local market’s close. Premiums and discounts between the IOPV and the market price may occur. This should not be viewed as a “real-time” update of the net asset value per share of the ETF, which is calculated only once a day. In addition, the issuance or redemption of ETF shares to or from certain institutional investors, which are done only in large

PRS-18

Digital SPDR® S&P® Oil & Gas Exploration & Production ETF-Linked Notes due June 16, 2020

blocks of at least 50,000, may cause temporary dislocations in the market price of the shares.

The Underlying Index

The S&P Oil & Gas Exploration & Production Select Industry Index (Bloomberg ticker SPSIOPTR) is managed by S&P Dow Jones Indices LLC (“S&P”) and is a modified equal-weighted index that is designed to measure the performance of stocks in the S&P Total Market Index that both (i) are classified under the Global Industry Classification Standard (“GICS®”) in the integrated oil & gas, oil & gas exploration & production and oil & gas refining & marketing sub-industries and (ii) satisfy certain liquidity and market capitalization requirements. The S&P Total Market Index tracks all eligible U.S. common stocks listed on the NYSE, NYSE Arca, NYSE American (formerly NYSE MKT), NASDAQ Global Select Market, NASDAQ Select Market, NASDAQ Capital Market, Bats BZX, Bats BYX, Bats EDGA, Bats EDGX and IEX. The index is one of the 21 sub-industry sector indices S&P maintains that are derived from a portion of the stocks comprising the S&P Total Market Index. An equal-weighted index is one where every stock, or company, has the same weight in the index. As such, the index must be rebalanced from time to time to re-establish the proper weighting. The ETF tracks the performance of the total return version of the index. A total return index represents the total return earned in a portfolio that tracks the price index and reinvests dividend income in the overall index, not in the specific stock paying the dividend. The difference between the price return calculation and the total return calculation is that, with respect to the price return calculation, changes in the index level reflect changes in stock prices, whereas with respect to the total return calculation of the index, changes in the index level reflect both movements in stock prices and the reinvestment of dividend income. Notwithstanding that the ETF tracks the performance of the total return version of the index, the return on your notes will not reflect any dividends paid on the ETF shares, on the securities purchased by the ETF or on the securities that comprise the index.

Eligibility for Inclusion in the Index

Selection for the index is based on a company’s GICS® classification, as well as liquidity and market capitalization requirements. In addition, only U.S. companies are eligible for inclusion in the index. GICS® classifications are determined by S&P using criteria it has selected or developed. Index and classification system sponsors may use very different standards for determining sector designations. In addition, many companies operate in a number of sectors, but are listed only in one sector. As a result, sector comparisons between indices with different sponsors may reflect differences in methodology as well as actual differences in the sector composition of the indices.

To qualify for membership in the index, at each quarterly rebalancing a stock must satisfy the following criteria: (i) be a member of the S&P Total Market Index; (ii) be assigned to the integrated oil & gas, oil & gas exploration & production or oil & gas refining and marketing sub-industry; and  (iii) meet one of the following float-adjusted market capitalization (FAMC) and float-adjusted liquidity ratio (FALR) requirements: (a) be a current constituent of the index and have a FAMC greater than or equal to $300 million and have a FALR greater than or equal to 50%; (b) have an FAMC greater than or equal to $500 million and a FALR greater than or equal to 90%; or (c) have an FAMC greater than or equal to $400 million and a FALR greater than or equal to 150%. The FALR is defined as the dollar value traded over the previous 12 months divided by the FAMC as of the index’s rebalancing reference date.

All stocks in the related GICS® sub-industries satisfying the above requirements are included in the index and, the total number of stocks in the index should be at least 35. If there are fewer than 35 stocks in the index, the market capitalization requirements may be relaxed to reach at least 22 stocks.

With respect to liquidity, the length of time to evaluate liquidity is reduced to the available trading period for companies that recently became public or companies that were spun-off from other companies, the stocks of which therefore do not have 12 months of trading history.

Current Composition of the Index

As of November 8, 2018, the index held stocks of companies in the following sub-industries (with their

PRS-19

Digital SPDR® S&P® Oil & Gas Exploration & Production ETF-Linked Notes due June 16, 2020

corresponding weights in the ETF): oil & gas exploration & production (79.59%); oil & gas refining & marketing (14.53%) and integrated oil & gas (5.88%).

As of November 8, 2018, the top ten constituents of the index and their relative weights in the index were as follows: Cabot Oil & Gas Corporation (2.31%), Southwestern Energy Company (2.30%), Range Resources Corporation (2.17%), CNX Resources Corporation (2.07%), Chevron Corporation (2.04%), Murphy Oil Corporation (1.99%), Cimarex Energy Co. (1.98%), Exxon Mobil Corporation (1.97%), PDC Energy Inc. (1.95%) and Concho Resources Inc. (1.93%).

Calculation of the Total Return of the Index

The ETF tracks the performance of the “total return” version of the index. The total return calculation begins with the price return of the index. The price return index is calculated as the index market value divided by the divisor. In an equal-weighted index like the index, the market capitalization of each stock used in the calculation of the index market value is redefined so that each stock has an equal weight in the index on each rebalancing date. The adjusted market capitalization for each stock in the index is calculated as the product of the stock price, the number of shares outstanding, the stock’s float factor and the adjustment factor.

A stock’s float factor refers to the number of shares outstanding that are available to investors. S&P indices exclude shares closely held by control groups from the index calculation because such shares are not available to investors. For each stock, S&P calculates an Investable Weight Factor (IWF) which is the percentage of total shares outstanding that are included in the index calculation.

The adjustment factor for each stock is assigned at each rebalancing date and is calculated by dividing a specific constant set for the purpose of deriving the adjustment factor (often referred to as modified index shares) by the number of stocks in the index multiplied by the float adjusted market value of such stock on such rebalancing date.

Adjustments are also made to ensure that no stock in the index will have a weight that exceeds the value that can be traded in a single day for a theoretical portfolio of $2 billion. Theoretical portfolio values are reviewed annually and any updates are made at the discretion of the index committee, as defined below. The maximum basket liquidity weight for each stock in the index will be calculated using the ratio of its three-month median daily value traded to the theoretical portfolio value of $2 billion. Each stock’s weight in the index is then compared to its maximum basket liquidity weight and is set to the lesser of (1) its maximum basket liquidity weight or (2) its initial equal weight. All excess weight is redistributed across the index to the uncapped stocks. If necessary, a final adjustment is made to ensure that no stock in the index has a weight greater than 4.5%. No further adjustments are made if the latter step would force the weight of those stocks limited to their maximum basket liquidity weight to exceed that weight. If the index contains exactly 22 stocks as of the rebalancing effective date, the index will be equally weighted without basket liquidity constraints.

If a company has more than one share class line in the S&P Total Market Index, such company will be represented once by the designated listing (generally the share class with both (i) the highest one-year trading liquidity as defined by median daily value traded and (ii) the largest FAMC). S&P reviews designated listings on an annual basis and any changes are implemented after the close of the third Friday in September. The last trading day in July is used as the reference date for the liquidity and market capitalization data in such determination. Once a listed share class line is added to the index, it may be retained in the index even though it may appear to violate certain constituent addition criteria. For companies that issue a second publicly traded share class to index share class holders, the newly issued share class line will be considered for inclusion if the event is mandatory and the market capitalization of the distributed class is not considered to be de minimis.

The index is calculated by using the divisor methodology used in all S&P’s equity indices. The initial divisor was set to have a base value of 1,000 on December 17, 1999. The index level is the index market value divided by the index divisor. In order to maintain index series continuity, it is also necessary to adjust the divisor at each rebalancing. Therefore, the divisor (after rebalancing) equals the index market value (after rebalancing) divided by the index value before rebalancing. The divisor keeps the index comparable over time and is one

PRS-20

Digital SPDR® S&P® Oil & Gas Exploration & Production ETF-Linked Notes due June 16, 2020

manipulation point for adjustments to the index, which we refer to as maintenance of the index.

Once the price return index has been calculated, the total return index is calculated. First, the total daily dividend for each stock in the index is calculated by multiplying the per share dividend by the number of shares included in the index. Dividends are reinvested in the index after the close on the ex-date for such dividend. Then the index dividend is calculated by aggregating the total daily dividends for each of the index stocks (which may be zero for some stocks) and dividing by the divisor for that day. Next, the daily total return of the index is calculated as a fraction minus 1, the numerator of which is the sum of the index level plus the index dividend and the denominator of which is the index level on the previous day. Finally, the total return index for that day is calculated as the product of the value of the total return index on the previous day times the sum of 1 plus the index daily total return for that day.

Maintenance of the Index

The composition of the index is reviewed quarterly. Rebalancing occurs after the closing of the relevant U.S. trading markets on the third Friday of the month ending that quarter. The reference date for additions and deletions is after the closing of the last trading day of the previous month. Closing prices as of the second Friday of the last month of the quarter are used for setting index weights. Existing stocks in the index are removed at the quarterly rebalancing if either their FAMC falls below $300 million or their FALR falls below 50%. A stock will also be deleted from the index if the S&P Total Market Index deletes that stock. Stocks are added between rebalancings only if a company deletion causes the number of stocks in the index to fall below 22. The newly added stock will be added to the index at the weight of the deleted stock. If the stock was deleted at $0.00, the newly added stock will be added at the deleted stock’s previous day’s closing value (or the most immediate prior business day that the deleted stock was not valued at $0.00) and an adjustment to the divisor will be made (only in the case of stocks removed at $0.00). At the next rebalancing, the index will be rebalanced based on the eligibility requirements and equal-weight methodology discussed above.

In the case of GICS® changes, where a stock does not belong to the oil & gas exploration & production sub-industry or another qualifying sub-industry after the classification change, it is removed from the index on the next rebalancing date. In the case of a spin-off, the spin-off company will be added to the index at a zero price after the close of trading on the day before the ex-date. In general and subject to certain exceptions, both the parent company and spin-off companies will remain in the index until the next index rebalancing. In the case of a merger involving two index constituents, the merged entity will remain in the index provided that it meets all general eligibility requirements.  The merged entity will be added to the index at the weight of the stock deemed to be the surviving stock in the transaction. The surviving stock will not experience a weight change and its subsequent weight will not be equal to that of the pre-merger weight of the merged entities.

Adjustments are made to the index in the event of certain corporate actions relating to the stocks included in the index, such as spin-offs, rights offerings, stock splits and special dividends, as specified below.

PRS-21

Digital SPDR® S&P® Oil & Gas Exploration & Production ETF-Linked Notes due June 16, 2020

The table below summarizes the types of index maintenance adjustments:

Type of Corporate Action	Adjustment Factor	Divisor Adjustment Required
Spin-Off

In general and subject to certain exceptions, both the parent stock and spin-off stocks will remain in the index until the next index rebalancing, regardless of whether they conform to the theme of the index.

No

Rights Offering

Price is adjusted to equal (i) price of parent company minus (ii) price of rights subscription divided by the rights ratio. Index shares change so that the company’s weight remains the same as its weight before the rights offering.

No

Stock split (e.g., 2-for-1), stock dividend or reverse stock split	Index shares multiplied by split factor (i.e., 2); stock price divided by split factor (i.e., 2)	No

Share issuance or share repurchase	None.	No

Special dividends	Price of the stock making the special dividend payment is reduced by the per share special dividend amount after the close of trading on the day before the dividend ex-date.	Yes

Index Committee

The Americas Thematic and Strategy Index Committee (the “index committee”) maintains the index and consists of full-time professional members of S&P staff. At regular meetings, the index committee reviews pending corporate actions that may affect index constituents, statistics comparing the composition of the indices to the market, companies that are being considered as candidates for additions to the index and any significant market events.  The index committee may also revise index policy, such as the rules for selecting constituents, the treatment of dividends, share counts or other matters.

Unexpected Exchange Closures

An unexpected market/exchange closure occurs when a market/exchange fully or partially fails to open or trading is temporarily halted. This can apply to a single exchange or to a market as a whole, when all of the primary exchanges are closed and/or not trading. Unexpected market/exchange closures are usually due to unforeseen circumstances, such as natural disasters, inclement weather, outages, or other events.

To a large degree, S&P is dependent on the exchanges to provide guidance in the event of an unexpected exchange closure. S&P’s decision making is dependent on exchange guidance regarding pricing and mandatory corporate actions.

NYSE Rule 123C provides closing contingency procedures for determining an official closing price for listed securities if the exchange is unable to conduct a closing transaction in one or more securities due to a system or technical issue.

3:00 PM ET is the deadline for an exchange to determine its plan of action regarding an outage scenario. As such, S&P also uses 3:00 PM ET as the cutoff.

If all major exchanges fail to open or unexpectedly halt trading intraday due to unforeseen circumstances, S&P will take the following actions:

Market Disruption Prior to Open of Trading:

PRS-22

Digital SPDR® S&P® Oil & Gas Exploration & Production ETF-Linked Notes due June 16, 2020

(i)                                     If all exchanges indicate that trading will not open for a given day, S&P will treat the day as an unscheduled market holiday. The decision will be communicated to clients as soon as possible through the normal channels. Indices containing multiple markets will be calculated as normal, provided that at least one market is open that day. Indices which only contain closed markets will not be calculated.

(ii)                                  If exchanges indicate that trading, although delayed, will open for a given day, S&P will begin index calculation when the exchanges open.

Market Disruption Intraday:

(i)                                     If exchanges indicate that trading will not resume for a given day, the index level will be calculated using prices determined by the exchanges based on NYSE Rule 123C. Intraday index values will continue to use the last traded composite price until the primary exchange publishes official closing prices.

Historical Closing Levels of the Underlier

The closing level of the underlier has fluctuated in the past and may, in the future, experience significant fluctuations. Any historical upward or downward trend in the closing level of the underlier during the period shown below is not an indication that the underlier is more or less likely to increase or decrease at any time during the life of your notes.

You should not take the historical levels of the underlier as an indication of the future performance of the underlier. We cannot give you any assurance that the future performance of the underlier or the underlier stocks will result in your receiving an amount greater than the outstanding face amount of your notes on the stated maturity date.

Neither we nor any of our affiliates make any representation to you as to the performance of the underlier. Before investing in the offered notes, you should consult publicly available information to determine the levels of the underlier between the date of this Pricing Supplement and the date of your purchase of the offered notes. The actual performance of the underlier over the life of the offered notes, as well as the cash settlement amount, may bear little relation to the historical closing levels shown below.

The graph below shows the daily historical closing levels of the underlier from December 12, 2008 through December 12, 2018. We obtained the closing levels in the graph below from Bloomberg Financial Services, without independent verification.

Historical Performance of the SPDR® S&P® Oil & Gas Exploration & Production ETF

PRS-23

Digital SPDR® S&P® Oil & Gas Exploration & Production ETF-Linked Notes due June 16, 2020

THE BANK’S ESTIMATED VALUE OF THE NOTES

The Bank’s estimated value of the notes set forth on the cover of this Pricing Supplement is equal to the sum of the values of the following hypothetical components: (1) a fixed-income debt component with the same maturity as the notes, valued using our internal funding rate for structured debt described below, and (2) the derivative or derivatives underlying the economic terms of the notes. The Bank’s estimated value does not represent a minimum price at which CIBCWM or any other person would be willing to buy your notes in any secondary market (if any exists) at any time. The internal funding rate used in the determination of the Bank’s estimated value generally represents a discount from the credit spreads for our conventional fixed-rate debt. The discount is based on, among other things, our view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for our conventional fixed-rate debt. For additional information, see “Additional Risk Factors Specific to Your Notes — The Bank’s Estimated Value Was Not Determined by Reference to Credit Spreads for Our Conventional Fixed-Rate Debt” in this Pricing Supplement. The value of the derivative or derivatives underlying the economic terms of the notes is derived from the Bank’s or a third party hedge provider’s internal pricing models. These models are dependent on inputs such as the traded market prices of comparable derivative instruments and on various other inputs, some of which are market-observable, and which can include volatility, dividend rates, interest rates and other factors, as well as assumptions about future market events and/or environments. Accordingly, the Bank’s estimated value of the notes was determined when the terms of the notes were set based on market conditions and other relevant factors and assumptions existing at that time. See “Additional Risk Factors Specific to Your Notes — The Bank’s Estimated Value Does Not Represent Future Values of the Notes and May Differ from Others’ Estimates” in this Pricing Supplement.

The Bank’s estimated value of the notes is lower than the original issue price of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions paid to the Bank and other affiliated or unaffiliated dealers, the projected profits that our hedge counterparties, which may include our affiliates, expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or it may result in a loss. We or one or more of our affiliates will retain any profits realized in hedging our obligations under the notes. See “Additional Risk Factors Specific to Your Notes — The Bank’s Estimated Value of the Notes Is Lower Than the Original Issue Price (Price to Public) of the Notes” in this Pricing Supplement.

PRS-24

Digital SPDR® S&P® Oil & Gas Exploration & Production ETF-Linked Notes due June 16, 2020

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

Pursuant to the terms of a distribution agreement, the Bank will sell to CIBCWM, and CIBCWM will purchase from the Bank, the aggregate face amount of the offered notes specified on the front cover of this Pricing Supplement. CIBCWM proposes initially to offer the notes to the public at the price to public set forth on the cover page of this Pricing Supplement, and to certain unaffiliated securities dealers at such price less a concession of 1.33% of the face amount. The price to the public for notes purchased by certain fee-based advisory accounts will be 98.67% of the face amount, which reflects a foregone agent’s commission with respect to such notes (i.e., the agent’s commission specified on the cover of this Pricing Supplement with respect to such notes is 0.00%).

The Bank owns, directly or indirectly, all of the outstanding equity securities of CIBCWM.  In accordance with FINRA Rule 5121, CIBCWM may not make sales in this offering to any of its discretionary accounts without the prior written approval of the customer.

We will deliver the notes against payment therefor in New York, New York on December 19, 2018, which is the fifth scheduled business day following the date of this Pricing Supplement and of the pricing of the notes. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on any date prior to two business days before delivery will be required, by virtue of the fact that the notes will settle in five business days (T + 5), to specify alternative settlement arrangements to prevent a failed settlement.

The Bank may use this Pricing Supplement in the initial sale of the notes.  In addition, CIBCWM or another of the Bank’s affiliates may use this Pricing Supplement in market-making transactions in any notes after their initial sale.  Unless CIBCWM or we inform you otherwise in the confirmation of sale, this Pricing Supplement is being used by CIBCWM in a market-making transaction.

While CIBCWM may make markets in the notes, it is under no obligation to do so and may discontinue any market-making activities at any time without notice. The price that it makes available from time to time after the issue date at which it would be willing to repurchase the notes will generally reflect its estimate of their value. That estimated value will be based upon a variety of factors, including then prevailing market conditions, our creditworthiness and transaction costs. However, for a period of approximately three months after the trade date, the price at which CIBCWM may repurchase the notes is expected to be higher than their estimated value at that time. This is because, at the beginning of this period, that price will not include certain costs that were included in the original issue price, particularly our hedging costs and profits. As the period continues, these costs are expected to be gradually included in the price that CIBCWM would be willing to pay, and the difference between that price and CIBCWM’s estimate of the value of the notes will decrease over time until the end of this period. After this period, if CIBCWM continues to make a market in the notes, the prices that it would pay for them are expected to reflect its estimated value, as well as customary bid-ask spreads for similar trades. In addition, the value of the notes shown on your account statement may not be identical to the price at which CIBCWM would be willing to purchase the notes at that time, and could be lower than CIBCWM’s price. See the section titled “Supplemental Plan of Distribution —  Conflicts of Interest” in the accompanying Prospectus Supplement.

The price at which you purchase the notes includes costs that the Bank or its affiliates expect to incur and profits that the Bank or its affiliates expect to realize in connection with hedging activities related to the notes, as set forth above. These costs and profits will likely reduce the secondary market price, if any secondary market develops, for the notes.

Any notes which are the subject of the offering contemplated by this Pricing Supplement, the accompanying Product Supplement No. 7, accompanying General Terms Supplement No. 1, accompanying Prospectus Supplement and accompanying Prospectus may not be offered, sold or otherwise made available to any retail

PRS-25

Digital SPDR® S&P® Oil & Gas Exploration & Production ETF-Linked Notes due June 16, 2020

investor in the European Economic Area (the “EEA”). Consequently no key information document required by Regulation (EU) No 1286/2014 (the “PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation. For the purposes of this provision:

(a)                                 the expression “retail investor” means a person who is one (or more) of the following:

(i)                                     a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or

(ii)                                  a customer within the meaning of Directive 2002/92/EC, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or

(iii)                               not a qualified investor as defined in Directive 2003/71/EC; and

(b)                                the expression an “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe for the notes.

PRS-26

Digital SPDR® S&P® Oil & Gas Exploration & Production ETF-Linked Notes due June 16, 2020

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a brief summary of the material U.S. federal income tax considerations relating to an investment in the notes.  The following summary is not complete and is both qualified and supplemented by the discussion entitled “Supplemental Discussion of U.S. Federal Income Tax Consequences” in the accompanying Product Supplement No. 7, which you should carefully review prior to investing in the notes.

The U.S. federal income tax considerations of your investment in the notes are uncertain.  No statutory, judicial or administrative authority directly discusses how the notes should be treated for U.S. federal income tax purposes.  In the opinion of our tax counsel, Mayer Brown LLP, it would generally be reasonable to treat the notes as prepaid cash-settled derivative contracts.  Pursuant to the terms of the notes, you agree to treat the notes in this manner for all U.S. federal income tax purposes.  If this treatment is respected, you should generally recognize capital gain or loss upon the sale, exchange or payment upon maturity in an amount equal to the difference between the amount you receive in such transaction and the amount that you paid for your notes.  Such gain or loss should generally be treated as long-term capital gain or loss if you have held your notes for more than one year.

The expected characterization of the notes is not binding on the IRS or the courts.  It is possible that the IRS would seek to characterize the notes in a manner that results in tax consequences to you that are different from those described above or in the accompanying Product Supplement No. 7. Such alternate treatments could include a requirement that a holder accrue ordinary income over the life of the notes or treat all gain or loss at maturity as ordinary gain or loss.  For a more detailed discussion of certain alternative characterizations with respect to the notes and certain other considerations with respect to an investment in the notes, you should consider the discussion set forth in “Supplemental Discussion of U.S. Federal Income Tax Consequences” of Product Supplement No. 7.  We are not responsible for any adverse consequences that you may experience as a result of any alternative characterization of the notes for U.S. federal income tax or other tax purposes.

U.S. tax rules treat certain financial products issued to non-U.S. holders in 2017 or thereafter as giving rise to withholdable dividend equivalent payments when the financial product provides a payment or credit in respect of dividend payments on certain U.S. underliers. The Internal Revenue Service has issued a Notice that excludes financial products issued prior to 2021 that are not “delta-one” with respect to underlying securities that could pay withholdable dividend equivalent payments.  Even if the notes should be treated as equity-linked instruments, since the notes should not be considered to have a delta of 1.0, the notes should be exempt from the withholding tax rules specified for dividend equivalents.  In the opinion of Mayer Brown LLP, these rules should not apply to the notes.

PRS-27

Digital SPDR® S&P® Oil & Gas Exploration & Production ETF-Linked Notes due June 16, 2020

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Blake, Cassels & Graydon LLP, our Canadian tax counsel, the following summary describes the principal Canadian federal income tax considerations under the Income Tax Act (Canada) (the “Canadian Tax Act”) generally applicable at the date hereof to a purchaser who acquires beneficial ownership of a note pursuant to this Pricing Supplement and who for the purposes of the Canadian Tax Act and the regulations thereto and at all relevant times: (a) is neither resident nor deemed to be resident in Canada; (b) deals at arm’s length with CIBC and any transferee resident (or deemed to be resident) in Canada to whom the purchaser disposes of the note; (c) does not use or hold and is not deemed to use or hold the note in, or in the course of, carrying on a business in Canada; (d) is entitled to receive all payments (including any interest and principal) made on the note, and (e) is not a, and deals at arm’s length with any, “specified shareholder” of CIBC for purposes of the thin capitalization rules in the Canadian Tax Act (a “Non-Resident Holder”). A “specified shareholder” for these purposes generally includes a person who (either alone or together with persons with whom that person is not dealing at arm’s length for the purposes of the Canadian Tax Act) owns or has the right to acquire or control or is otherwise deemed to own 25% or more of CIBC’s shares determined on a votes or fair market value basis. Special rules which apply to non-resident insurers carrying on business in Canada and elsewhere are not discussed in this summary.

This summary is supplemental to and should be read together with the description of material Canadian federal income tax considerations relevant to a Non-Resident Holder owning notes under “Material Income Tax Consequences — Canadian Taxation” in the accompanying Prospectus and a Non-Resident Holder should carefully read that description as well.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Non-Resident Holder. Non-Resident Holders are advised to consult with their own tax advisors with respect to their particular circumstances.

Based on Canadian tax counsel’s understanding of the Canada Revenue Agency’s administrative policies and having regard to the terms of the notes, interest payable on the notes should not be considered to be “participating debt interest” as defined in the Canadian Tax Act and accordingly, a Non-Resident Holder should not be subject to Canadian non-resident withholding tax in respect of amounts paid or credited or deemed to have been paid or credited by CIBC on a note as, on account of or in lieu of payment of, or in satisfaction of, interest.

Non-Resident Holders should consult their own tax advisors regarding the consequences to them of a disposition of the notes to a person with whom they are not dealing at arm’s length for purposes of the Canadian Tax Act.

PRS-28

Digital SPDR® S&P® Oil & Gas Exploration & Production ETF-Linked Notes due June 16, 2020

VALIDITY OF THE NOTES

In the opinion of Blake, Cassels & Graydon LLP, as Canadian counsel to the Bank, the issue and sale of the notes has been duly authorized by all necessary corporate action of the Bank in conformity with the indenture, and when the notes have been duly executed, authenticated and issued in accordance with the indenture, the notes will be validly issued and, to the extent validity of the notes is a matter governed by the laws of the Province of Ontario or the federal laws of Canada applicable therein, will be valid obligations of the Bank, subject to applicable bankruptcy, insolvency and other laws of general application affecting creditors’ rights, equitable principles, and subject to limitations as to the currency in which judgments in Canada may be rendered, as prescribed by the Currency Act (Canada).  This opinion is given as of the date hereof and is limited to the laws of the Province of Ontario and the federal laws of Canada applicable therein. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and the genuineness of signature, and to such counsel’s reliance on the Bank and other sources as to certain factual matters, all as stated in the opinion letter of such counsel dated February 27, 2017, which has been filed as Exhibit 5.2 to the Bank’s Registration Statement on Form F-3 filed with the SEC on February 27, 2017.

In the opinion of Mayer Brown LLP, when the notes have been duly completed in accordance with the indenture and issued and sold as contemplated by the Prospectus Supplement and the Prospectus, the notes will constitute valid and binding obligations of the Bank, entitled to the benefits of the indenture, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles. This opinion is given as of the date hereof and is limited to the laws of the State of New York. This opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and such counsel’s reliance on the Bank and other sources as to certain factual matters, all as stated in the legal opinion dated February 27, 2017, which has been filed as Exhibit 5.1 to the Bank’s Registration Statement on Form F-3 filed with the SEC on February 27, 2017.

PRS-29

Digital SPDR® S&P® Oil & Gas Exploration & Production ETF-Linked Notes due June 16, 2020

We have not authorized anyone to provide any information or to make any representations other than those contained or incorporated by reference in this Pricing Supplement, the accompanying Product Supplement No. 7, the accompanying General Terms Supplement, the accompanying Prospectus Supplement or the accompanying Prospectus. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This Pricing Supplement, the accompanying Product Supplement No. 7, the accompanying General Terms Supplement, the accompanying Prospectus Supplement and the accompanying Prospectus is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this Pricing Supplement, the accompanying Product Supplement No. 7, the accompanying General Terms Supplement, the accompanying Prospectus Supplement and the accompanying Prospectus is current only as of the respective dates of such documents.

TABLE OF CONTENTS

Pricing Supplement

Page
About this Pricing Supplement	PRS-1
Summary Information	PRS-4
Hypothetical Examples	PRS-7
Additional Risk Factors Specific to Your Notes	PRS-10
The Underlier	PRS-17
The Bank’s Estimated Value of the Notes	PRS-24
Supplemental Plan of Distribution (Conflicts of Interest)	PRS-25
Certain United States Federal Income Tax Considerations	PRS-27
Certain Canadian Federal Income Tax Considerations	PRS-28
Validity of the Notes	PRS-29

Summary Information	PS-1
Hypothetical Returns on the Underlier-Linked Notes	PS-11
Additional Risk Factors Specific to the Underlier-Linked Digital Notes	PS-31
General Terms of the Underlier-Linked Digital Notes	PS-35
Use of Proceeds	PS-40
Hedging	PS-40
Supplemental Discussion of U.S. Federal Income Tax Consequences	PS-41
Supplemental Discussion of Canadian Federal Income Tax Consequences	PS-47
Certain U.S. Benefit Plan Investor Considerations	PS-48

General Terms Supplement No. 1 dated May 1, 2017

Additional Risk Factors Specific to the Notes	GTS-1
Supplemental Terms of the Notes	GTS-10
The Underliers	GTS-26
S&P 500® Index	GTS-29
MSCI Indices	GTS-34
Hang Seng China Enterprises Index	GTS-42
Russell 2000® Index	GTS-46
FTSE® 100 Index	GTS-52
EURO STOXX 50® Index	GTS-57
TOPIX	GTS-62
The Dow Jones Industrial AverageTM	GTS-66
The iShares® MSCI Emerging Markets ETF	GTS-69
Use of Proceeds	GTS-71
Hedging	GTS-71

Prospectus Supplement dated November 6, 2018

About this Prospectus Supplement	S-1
Risk Factors	S-1
Use of Proceeds	S-11
Description of the Notes We May Offer	S-12
Supplemental Plan of Distribution (Conflicts of Interest)	S-37

Prospectus dated March 28, 2017

About this Prospectus	i
Forward-Looking Statements	i
Available Information	iii
Documents Incorporated by Reference	iii
Presentation of Financial Information	iv
Canadian Imperial Bank of Commerce	1
Risk Factors	1
Use of Proceeds	1
Ratios of Earnings to Fixed Charges	1
Description of Senior Debt Securities	2
Material Income Tax Consequences	17
Plan of Distribution	24
Certain U.S. Benefit Plan Investor Considerations	26
Limitations on Enforcement of U.S. Laws Against CIBC, Its Management and Others	37
Legal Matters	28
Experts	28

PRS-30

$18,915,000

Canadian Imperial Bank of Commerce
Senior Global Medium-Term Notes
Digital SPDR® S&P® Oil & Gas Exploration & Production ETF-Linked Notes due June 16, 2020

CIBC World Markets